9/23

04045104

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Winzen Int'l Inc.

*CURRENT ADDRESS

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1173 FISCAL YEAR 3-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 9/28/04

82-1173

winzen

2004 Annual Report

3-31-04
AR/S



WINZEN PROPERTIES INC.

03 Financial Highlights
04 Report to Shareholders
05 Management and Discussion Analysis
06 Company Operations
07 Properties Held for Development and Resale
08 Rental Properties
09 Liquidity and Capital Resources
10 Risk Management
10 Forward-Looking Statements
11 Management's Report
11 Auditor's Report
12 Consolidated Financial Statements
15 Notes to Financial Statements
23 Corporate Information



WINZEN Properties Inc. ("Winzen" or the "Company" is a diversified real estate business engaged in residential development, rental property investment, property management and brokerage. The company develops mid-sized residential properties and owns and manages a portfolio of properties in the Greater Toronto Area. Winzen owns two residential apartment buildings containing 189 units; 44,500 square feet of commercial/ industrial space; and residential development land. The Company's objective is to increase the level of low-rise residential construction by acquiring and developing multiple sites of less than one hundred units to realize superior financial returns for its shareholders by enhancing the value of its investment real estate and by making opportunistic investments in new rental and development properties.



Financial Highlights

The following table and graphs present the summary financial information for WINZEN for the years ended March 31, 2004, March 31, 2003 and March 31, 2002.

	YEAR ENDED		
	2004	**2003**	**2002**
Total Revenue	$ 13,264,426	$ 15,434,521	$ 14,279,450
Operating Income	1,313,608	3,258,023	1,317,934
Net Income	571,859	2,065,918	441,991
Net Income Per Share	0.06	0.21	0.05
Total Assets	$ 21,903,538	$ 21,843,984	$ 17,759,914



25
20
15
10
5
0
($'s in millions)
21.9
21.8
17.8
2004
2003
2002

TOTAL ASSETS



25
20
15
10
5
0
($'s in millions)
13.3
15.4
14.3
2004
2003
2002

TOTAL REVENUE



4
3
2
1
0
($'s in millions)
1.3
3.3
1.3
2004
2003
2002

OPERATING INCOME



Report to Shareholders

Dear Fellow Shareholders,

We are pleased to present the Company's results of the year ended March 31, 2004. It has been another successful year for WINZEN. It is the eighth straight year of profit from operations with total revenue of $13.3 million and operating income of $1.3 million.

Last year's better results were influenced by the sale of the *Maple Avenue* high-rise site, which was held for over twenty years by the Company. The sale generated a profit of $1.07 million. In addition, 17 rental units from the *Grande Regency* were sold last year resulting in a profit of $0.9 million. The two transactions combined to increase profits significantly higher on a one-time basis last year.

We continued to successfully maintain the pace of residential development. The 68-unit *Sheldon Point by the Creek* project was completed in June 2003 and the closing of the remaining 37 units occurred by the year end. In addition, 12 homes in the *Manors of Everett*, four in *Silver Brooke*, six in *Applewood Orchards* and the last *Grande Regency* unit were sold in the year. *The Westway* apartment building continued to provide increasing revenue. In general, operating results from the apartment investments were better this year, with less ongoing repair and upgrade costs in the year.

The purchase of *Applewood Orchards*, the 75-lot single family home subdivision in Burlington, closed later than expected in December 2003, due to the vendor's later completion of the site servicing. Sales were less than projected during the year due partly to the late closing and external market factors. Sales were strong from the last quarter to-date and another thirty homes are now sold and will close by September 2004. At *Millcreek by the Grand* in Cambridge, the Company completed a model in April 2004 and is starting to build the first phase of the 73-townhouse development. The final two homes were sold and closed after the year-end in the *Manors of Everett* and another nine homes were sold in the *Silver Brooke* subdivision, with scheduled closings after the year-end.

We continue to achieve growth from development cash flow established in the last few years, along with steady revenue from properties. We are focused on our strategy of continuing to increase our level of development activity of small residential development projects. We acquired a 49-unit townhouse site in Brantford, Ontario in June 2004, as part of this strategy. We are confident of ongoing steady demand in the markets we operate in for future sales. With our prudent management and sound financial condition, we expect that the Company will continue to maintain or exceed the current level of profitability in 2005. Going forward, our priority is to continue to acquire new development sites and add to our investment portfolio to balance our development activities whenever an opportunity to acquire a property for value enhancement arises.

The significant achievements of the past year would not have been possible without the dedication of our employees and the support of our building trades. On behalf of the Management Board of Directors, we would like to thank them for their continued support.

SINCERELY

Victor Zenkovich
Chairman

Brian Zenkovich
Chief Executive Officer and Secretary

Raymond Zenkovich
Chief Operating Officer

Management Discussion and Analysis

These management comments on the financial condition of the Company and results of operations for the two years ended March 31, 2004 are the views of management and should be read in conjunction with the consolidated financial statements including related notes in this 2004 Annual Report.

Company Highlights for Fiscal Period Ending March 31, 2004

Overview

- The Company's real estate sales revenue decreased to $10.7 million from $11.6 million in 2003 with 60 units closed in 2004. Seventy-two units closed last year.
- Winzen's operating income decreased to $1.3 million, compared with $3.3 million in 2003. Last year was higher primarily due to the land sale of the *Maple Avenue* property and 17 rental condominium units sold in the *Grande Regency*.
- Rental operations revenue decreased to $2.37 million from $2.44 million due to the sale of condominium units that had been rented in the *Grande Regency*.

Real Estate Sales

- The *Sheldon Point by the Creek* project significantly contributed to revenue, with $6.8 million dollars in sales revenue for the 37 units that closed in the year. The 68-unit project had 31 units close last year.
- The Company completed the sale of 12 homes in *The Manors of Everett* by March 31, 2004 for revenue of $1.5 million. The last two sales of the project closed after the year-end.
- The Company sold the last condominium unit it owned in the *Grande Regency* during the year.
- The Company closed six homes in the *Applewood Orchards* subdivision for total revenue of $1.6 million.
- At *Silver Brooke*, four homes were sold and closed for $665,000 during the year.

Rental Properties

- Rental properties decreased to $9.2 million from $9.6 million mainly due to annual amortization and from the sale of the one *Grande Regency* unit.
- The *Kennedy Road* property gross income increased by 1.3% in the year to $437,170. The largest retail space of 6600 square feet was rented during the year for 10 years with three months of free rent given to the new tenant. Market rents continue to support built-in lease escalations for both the retail and industrial space, supporting continued revenue growth. High renovation costs for the new tenant and a new roof on one building significantly increased repairs and maintenance costs, reducing net income for the year.
- At the *Westway* property, rental income of $1.14 million in 2004 was only 1.1% higher than in 2003. A total of 46 units turned over during the year, up from 28 units last year. Rents started to reach a market ceiling, resulting in no increase in rent on annual renewals. Operating income at $268,115 was up by 14.5% from last year due to lower repairs and maintenance on improvements.
- At the 837 *Queenston Road* property, gross income increased to $727,481 from $719,376. Net operating income decreased mainly due to higher utility costs.

Property Development

The amount of properties under development increased significantly to $11.1 million from $7.6 million primarily due to the closing of the *Applewood Orchards* property for six million dollars. The description of each property is as follows:

- At the 73-unit townhouse project, *Millcreek by the Grand*, in Cambridge, Ontario, the Company completed all servicing of the site other than electrical during the year. Three models were started and completed just after the year end and marketing of the units commenced.
- The Company signed an agreement in August 2002 to acquire, for six million dollars, a 75-lot single-family site in Burlington, *Applewood Orchards*. This purchase closed in December 2003. At year-end the Company had several sold houses and models under construction with 69 lots remaining for a total of just over seven million dollars in development costs at year-end.
- In October 2002, the Company with its 50% Everett partner signed an agreement to acquire *Silver Brooke*, 33 serviced estate lots north of Everett for $1.8 million. During the year the second phase of 23 lots closed in December 2003. At year-end the Company had sold

houses under construction and a finished model for a total cost in the remaining 29 lots and homes of $965,485.

- The Company acquired a 50% interest in a 95-acre farm in the town of Colgan a small town north of Toronto for an amount of $257,094. It is the intention of the partnership to attempt to rezone the land for development at a future date.

- A 50% interest was acquired in two lots with an option to acquire more lots in the subdivision of Vista Ridge near Shelborne, Ontario. The Company will build a model in the next fiscal period to sell homes on the lots on which it holds an option.

- At year-end, two sold houses were under construction at the *Manors of Everett* and one further lot and excess land were held for future development of the site, for a total cost of $194,119.

Company Outlook for the Fiscal Year Ending March 31, 2005

Overview

- Winzen expects its cash flow from operations to continue at a greater or equal level to the current year.

- Management has a high level of confidence in reporting continued positive earnings in 2005.

Real Estate Sales

- *Applewood Orchards* will contribute significantly to revenue, with over $10 million dollars in sales expected from approximately 40 home closings in the project. The majority of these homes have currently been sold and are now under construction. The remaining homes in the 75-lot subdivision are expected to be sold and closed after the 2005 year-end.

- *Millcreek by the Grand* construction started after the year-end. It is expected that approximately 20 closings in the first phase will occur during the year with the majority of units selling and closing after the March 31, 2005 year-end.

- The Company will realize the revenue from the sale of the last two homes in the *Manors of Everett* project in the year. At the time of this report, these two homes have been closed.

- The Company expects to complete the sale of 12 homes in *Silver Brooke* in 2005. Nine homes were sold at the time of this report.

Rental Properties

- Revenue from rental properties will continue to increase moderately in 2005 from normal course increases. The Company will follow the practice of incurring a high level of repair and upgrade costs, reducing current earnings but increasing the long-term revenue and profit potential for these properties. Increasing utility costs and residential market rent conditions will continue to impact the level of earnings.

Property Development

- *Millcreek by the Grand* – At the 73-unit townhouse site, construction started after the 2004 year end and it is expected that some sales will close by March 31, 2005. Construction is planned in three phases. It is expected that the majority of closings will occur after March 31, 2005 based on projected sales and construction dates.

- In June 2004, the Company closed a 49-unit site plan approved townhouse site in Brantford, Ontario. Building permits have been applied for at the site by the Company. Servicing of the site is expected to start in weeks followed shortly thereafter by construction of sales models. Sales of units are expected to commence in October 2004 and construction of this project is expected to start after the March 31, 2005 year-end.

- The Company is reviewing purchase opportunities of development and investment real estate properties on an ongoing basis. The Company seeks to acquire investment properties that can be better managed and improved to achieve higher revenue growth and returns. Development sites of less than 100 units for low rise are the ongoing focus of the Company's acquisition strategy.

Company Operations

WINZEN is a holding company, which, through its subsidiaries, carries on the business of development and acquires and holds rental properties for investment. The primary subsidiaries are WINZEN Corporation Limited, which holds the majority of the Company's rental real estate and WINZEN Real Estate Limited, which is the operating company for fee-generated income from management and commission services. Development projects are built utilizing different subsidiaries for each project.

Development

The Company participated as an investment partner in a number of construction projects throughout the greater Metropolitan Toronto area in the 1970's. In the late 1980's, it began to develop on its own.

The Company has a 19-year history in developing residential properties in the Burlington area. One small commercial property was also built in this period. The Company's two chief officers have directed the Company over this period in its development activities. Acting as the general contractor, the Company contracts the trades necessary on a project basis, along with internal staff required. The focus will continue to be on developing multiple smaller residential projects of between 50 to 100 units that offer a good profit margin and a shorter turnaround time. This strategy helps to manage development risk along with diversifying geographically, beyond Burlington in the Greater Toronto Area.

Rental Operations

The Company has acquired rental properties to provide a steady source of revenue. Rental properties are managed directly by the Company. The stable revenue from rental operations balances less predictable revenue flow from development properties, which is generated from sale closings. Moderate income growth is expected from rent increases, and decreases in interest expense as debt is repaid. The Company seeks to add to its rental portfolio properties that offer steady revenue growth and future appreciation.

Property Management

The Company has a long history of managing commercial, industrial and residential properties for others for a fee. In addition to the monthly management fee, the Company earns fee income from arranging mortgage financing and commission income for securing a tenant for the owner. This has provided the Company with a stable source of income. In addition, managing different types of properties in different locations has enabled the Company to keep abreast of current developments in different real estate markets. It is expected the management fee revenue will continue to decrease as the Company focuses on acquiring and developing its own properties.

Brokerage

The Company acts as a broker for itself and its existing clients in the purchase and sale of properties. Two officers of the Company are real estate brokers. In the current real estate market, the earning of commissions is more difficult as the listing brokers are co-operating less in the sale of high quality investment properties due to a shortage of supply. Winzen does not actively pursue the listing of properties for sale. The Company lists individual condominium units or homes for sale for itself and its management clients on an ongoing basis. Winzen continues to seek out suitable properties for investment utilizing its brokerage abilities. While the brokerage ability is of great importance to the Company internally, commission income from third parties is expected to remain at an insignificant level.

Properties Held for Development and Resale

The Manors of Everett, Everett

The Everett property was acquired in October 1997 for $275,000. Servicing was completed in the spring of 2001 on part of the property for 47 homes. During the course of this year, twelve sales were closed. Two homes were sold and closed subsequent to the year-end. Forty-six homes have now been sold and one lot remains unsold as an entry point into excess land held for future development. The excess land is just under 50 acres. The Company has a 50% interest in the property. Everett is a small town just west of Alliston, one hour north of Toronto. Driving distance to the western border of Alliston is approximately seven minutes. Alliston is experiencing solid growth due to the trend of strong growth north of Toronto and the influence of the Honda plant on the local economy.

The value of the undeveloped remaining land would increase significantly with the approval of a communal septic system by the various governmental agencies, allowing a second phase of 50 to 80 lots to proceed. It is expected that the process of rezoning the excess land will take place in future with no guarantee of a favourable outcome.

Millcreek by the Grand, Cambridge

The Millcreek property is a 73-unit townhouse site in Cambridge, Ontario. The property is located in the core of the former town of Galt, which is now part of Cambridge. The Region of Waterloo and the City of Cambridge have a program to waive all development charges and permit fees in the core area to encourage development. The property was purchased for $1.5 million in September 2002, consisting of $500,000 in cash and a $1 million two-year vendor take back mortgage with no interest in the first year. During the year, servicing commenced on the site and a model home was completed after the year-end. A full marketing campaign commenced on completion of the model and the first of three phases is now under construction. It is expected that it could take up to twenty-four months to sell out the entire project.

Silver Brooke Estates, Lisle

This estate subdivision of 33 large lots of over an acre was acquired in October 2002. Closing of the property took place in January 2003 and a second phase closed in December 2003. The lots back onto or front a proposed nine-hole golf course the vendor is developing. The lots were purchased on a serviced basis for $55,000 per lot. The vendor provided a mortgage of 75 percent for three years with no interest in the first year. The Company had one model at year end and a number of sold homes under construction. Four units were closed in the year and another nine were sold and scheduled to close after the year-end. It is expected that homes will continue to sell at the rate of one per month.

Applewood Orchards, Burlington

In August 2002, the Company signed an agreement to purchase 75 serviced single-family house lots for six million dollars. Closing took place only in December 2003 due to the vendor's late servicing of the property and final approvals from the city taking much longer than expected. A $4.5 million vendor take back mortgage of three years with no interest in the first year was given, with the balance of the purchase price in cash. The Company built a model home on the property and is marketing the property as *Applewood Orchards*. Six homes were sold and closed in the current year. It is expected, based on current sales levels, that the project will be sold out by the summer of 2005.

Longueuil, Quebec

The property in Longueuil consists of residential single-family home lots that were zoned in the mid 1970's. The property was formerly in St. Hubert prior to the amalgamation of the Montreal South Shore communities. In 1978, the government of Quebec declared an Agricultural Protection Zone along the St. Lawrence River and the property fell within this zone. The property is located on the south shore of the Montreal urban area. The City of Longueuil is connected by subway to downtown Montreal. The federal government opened a space agency in St. Hubert adjacent to the St. Hubert Military Airport that has stimulated economic activity in recent years.

Currently, farmers are leasing the property for the amount charged in property taxes for which they receive a tax rebate from the provincial government. The Company does not actively pursue opportunities to apply for a zoning exemption as it expects to be approached by local developers if demand exists for development. The Company believes Longueuil will be better able to facilitate future expansion from Montreal for future residential or industrial demand for the property. It is uncertain when a zoning exception may be possible to achieve and is contingent on future economic demand for the area.

Rental Properties

416 The Westway, Etobicoke

The apartment building at 416 The Westway was acquired in February 1999 and closed, on July 8, 1999. The price was $52,750 per suite for a total of $5.38 million. There is a first mortgage on the property in the amount of $4.18 million, at the rate of 6.65%, maturing August 1, 2009. The property is a nine-storey high-rise containing 102 units. There are 35 one-bedroom apartments, 52 two-bedroom apartments and 15 three-bedroom apartments.

The property had gross rental and laundry revenue of $1.14 million for 2004. The Company anticipates that annual net earnings will not increase and may be lower in the near future due to lower allowable provincial rent increases, market rents achieved on turnover no longer being higher than current rents and escalating utility costs.

837 Queenston Road, Stoney Creek

The apartment building at 837 Queenston Road was acquired in 1988 for a price of $27,000 per suite, for a total of $2,349,000. The property is a nine-storey high-rise containing 87 units. The Company has a CMHC insured mortgage at 6.4% for $2.32 million on the property due September 1, 2018.

The property generated gross rental and laundry revenue of $727,481 for the year ended March 31, 2004. The operating expenses for the building were higher than the prior year primarily due to utility costs. The cash flow decreased due to higher expenses. It is expected that net earnings will not increase in the near future for the same reasons noted at the 416 The Westway building.

144 Kennedy Road South, Brampton

On June 18, 1998, the Company purchased the above property for the price of $1,625,000. The property consists of 2.32 acres, improved with two buildings of similar size, totaling approximately 41,000 square feet. The front building has commercial tenants and the back building has light industrial use tenants.

There was significant turnover this year with the largest retail unit of 6600 square feet re-leased for a ten-year period. With built-in lease escalations and re-leasing, the Company expects net operating income before debt service to continue to increase at a steady rate. Market rents remained stable at approximately $12 per square foot for the retail space in the front building and $5.5 per square foot in the rear industrial building. The demand for space continues to be strong in the Brampton area, with continued low vacancy expected in future years. The first mortgage was refinanced after the year-end in the amount of two million dollars at a floating rate of interest of currently 4.75%. The previous mortgage was at a rate of 8% interest.

303 King Street West, Toronto

The property is a three-storey building located on a busy restaurant block on the south side of King Street and west of John Street. This area is being revitalized with new condominiums and loft conversions occurring to the west and south of the property. The area is referred to as the "Entertainment District" and is a major attraction for tourists and local residents. The current tenant leases the entire property for a restaurant at a net rent of $100,000 per annum. The property has a first mortgage with a private lender, ending July 2004, at a rate of eight percent. The Company has a 50% interest in this property.

30 Algie Avenue, Etobicoke

This 3,500 square foot industrial building was acquired for the head office of the Company in October 1997 for a price of $318,000. The Company has a private first mortgage on the property for $185,739. The mortgage has been extended to November 2006 at 6.5% interest. The property is located south of the Queensway near Kipling and just east of Hwy 427, near Toronto Airport. It is an area of industrial buildings with some residential properties still remaining on the street. Queensway has had significant improvement in the last four years as larger retail development has taken over from existing industrial uses. The building continues to meet the Company's needs for office space.

Liquidity and Capital Resources

CAPITAL STRUCTURE

The Company's capital structure is summarized as follows:

2004		%
Mortgages and other borrowings	$ 16,193,590	74
Shareholders' Equity	5,709,948	26
	$ 21,903,538	100

2003		%
Mortgages and other borrowings	$ 16,705,895	76
Shareholders' Equity	5,138,089	24
	$ 21,843,984	100

Mortgages and Other Borrowings

Mortgages payable and other borrowings generally represent property specific debt where recourse is limited to the underlying asset. In addition, certain mortgages and other borrowings are secured by the covenant of the Company and its officers.

Credit Facilities

The Company had $600,000 of short-term operating lines of credit available to meet short-term operating liquidity requirements. At year-end, the operating line facility was utilized only to provide letters of credit in the amount of $204,075 for construction projects. Development project credit facilities for construction are secured with the Company's lenders at the beginning of construction of a project and made available at certain pre-sale levels. The Company had a construction loan facility for two million dollars for Applewood Orchards at year-end, which was not being utilized. It also had a $500,000 construction loan facility for the Silver Brooke subdivision of which $98,831 was being utilized at year-end.

Shareholders' Equity

The Company is capitalized with a debt to capitalization ratio of 2.8:1. This ratio is high due to debt being raised on the market values of assets and assets recorded at depreciated historical costs.

Dividends

The Company's current intention is to retain the balance of earnings for development or investment properties. As a result, it is not expected that dividends will be paid on common shares into the foreseeable future.

Liquidity

For the year ended March 31, 2004, net cash out flow from operations totaled $2.6 million as additional properties were acquired and developed. Overall, the Company decreased its cash by $1.9 million. By increasing mortgages payable on renewals, the Company will reduce its overall cost of capital and maximize returns earned by the common shareholders, while continuing to maintain a leveraged balance sheet. The Company has sufficient sources of liquidity in the next 12 months to fund planned capital expenditures and tenant improvements, as well as to service its debt.

Risk Management

The Company is exposed to a number of risks in the normal course of its business operations.

Industry and Market Risk

The Company, as an owner of residential and commercial properties, faces risks associated with the real estate industry. Risk factors include general and local economic conditions, the financial condition of potential purchasers, the financial condition of tenants, trends in the retail industry, the ability to lease space, the ability to secure economic net rents, the availability and cost of financing and environmental risks. Risk inherent in the portfolio is mitigated by focusing investment efforts in properties located in the Greater Toronto Area where management has knowledge and expertise and by diversifying investments in properties to reduce renting and economic risks. The Company manages the risk arising from lease maturities by managing lease terms for low exposure in any single year. The Company also ensures that it has minimal exposure to any single tenant and thus is not dependent on the operating performance of any one tenant.

Acquisition and Development Risk

The Company will focus on the acquisition of residential development properties in markets in the Greater Toronto Area or investment properties that provide value enhancement opportunities. Such acquisitions will be completed only if the returns add net asset value to the Company. The risk of not achieving expected returns following acquisitions is mitigated by a comprehensive due diligence program prior to commitment. The Company's development projects have historically focused on the development of mid-market residential properties. Residential construction will only be undertaken where there are pre-sales at levels which enable construction financing to be put in place. Servicing may be started on properties using available funds where the Company believes pre-sales are highly likely or at levels close to enable construction financing to be put in place. Risks associated with these projects are managed by aggressively negotiating and monitoring construction contracts and ensuring purchaser credit risk is minimized.

Environmental Risk

The Company has policies and procedures in place to help minimize losses arising from potential environmental exposure. The Company exercises high standards of due diligence when acquiring properties. To the best of management's knowledge, the Company's owned properties are free from material environmental risks.

Forward-Looking Statements

In various places in the Management's Discussion and Analysis there are forward-looking statements reflecting management's current expectations regarding future economic conditions, results of operations, financial performance and other matters affecting the Company. Forward-looking statements include information regarding possible or assumed future results or transactions as well as statements preceded by, followed by or that include the words "believes", "expects", "anticipates", "estimates", "intends" or similar expressions. Important factors, in addition to those discussed in this document, could cause those results to differ materially from those expressed in any forward-looking statements.



Management's Report

The accompanying consolidated financial statements of WINZEN Properties Inc. have been prepared by and are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and contain estimates based on management's judgment. Management maintains a system of internal controls adequate to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained.

The Audit Committee is composed of three members, the majority of which are outside directors. The Audit Committee meets with management and the Company's auditors, Moore Stephens Cooper Molyneux LLP, to review the financial statements before they are presented to the Board of Directors for approval.

Moore Stephens Cooper Molyneux LLP have examined these consolidated financial statements and their report follows.

Brian Zenkovich
Chief Executive Officer

Raymond Zenkovich
Chief Operating Officer

Auditors' Report

To the Shareholders of WINZEN Properties Inc.

We have audited the consolidated balance sheets of Winzen Properties Inc. as at March 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Moore Stephens Cooper Molyneux LLP
Chartered Accountants

Toronto, Ontario
June 3, 2004

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
March 31, 2004 and 2003

	2004	2003
Assets		
Rental properties (note 2)	$ 9,170,581	$ 9,622,380
Properties held for development and resale (note 3)	11,129,835	7,557,075
Investment in Ville de Longueuil properties (note 4)	414,659	414,659
Cash and cash equivalents	437,737	2,331,960
Marketable securities	150,350	107,125
Receivables and other assets (note 5)	600,376	1,810,785
	$ 21,903,538	$ 21,843,984
Liabilities		
Rental property financing (note 6)	$ 8,417,678	$ 8,712,619
Construction financing (note 7)	5,907,060	4,369,607
Accounts payable and accrued liabilities	1,038,359	1,379,991
Income taxes payable	62,200	778,200
Loans payable (note 10)	—	582,812
Purchasers' deposits	300,293	342,666
Future income taxes (note 11)	468,000	540,000
	$ 16,193,590	$ 16,705,895
Shareholders' equity		
Share capital (note 9)	2,227,454	2,227,454
Retained earnings	3,482,494	2,910,635
	5,709,948	5,138,089
	$ 21,903,538	$ 21,843,984

The accompanying notes are an integral part of these consolidated financial statements.

APPROVED BY THE BOARD

Brian Zenkovich
Director

Victor Zenkovich
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the years ended March 31, 2004 and 2003

	2004	2003
Revenue		
Real estate sales	$ 10,719,460	11,636,833
Rental operations (note 2)	2,367,978	2,436,800
Land sales	–	1,200,000
Property management	70,993	79,934
Interest and other	105,995	75,949
Commission	–	5,005
	13,264,426	15,434,521
Expenses		
Cost of real estate sales	8,964,212	8,994,502
Rental operations (note 2)	1,901,174	1,821,385
Cost of land sales	—	129,526
Administrative and general (note 10)	918,965	973,011
Selling and operating	151,104	222,217
Other interest	15,363	35,857
	11,950,818	12,176,498
Operating income	1,313,608	3,258,023
Amortization of rental properties and other capital assets	(373,518)	(417,263)
Amortization of financing fee	(46,822)	(58,536)
Loss on marketable securities	(15,409)	(57,663)
Income before income taxes	877,859	2,724,561
Provision for large corporations tax	20,000	16,843
Provision for current income taxes	358,000	777,800
Provision for (recovery of) future income taxes	(72,000)	(136,000)
Provision for income taxes (note 11)	306,000	658,643
Net Income for the year	571,859	2,065,918
Retained earnings, beginning of year	2,910,635	844,717
Retained earnings, end of year	$ 3,482,494	$ 2,910,635
Net income share - basic	$ 0.06	$ 0.21
Weighted average common shares outstanding - basic	9,644,100	9,644,100

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended March 31, 2004 and 2003

	2004	2003
Cash flow from operating activities		
Net income for the year	$ 571,859	$ 2,065,918
Items not affecting cash:		
Future income taxes	(72,000)	(136,000)
Amortization of rental properties	373,518	417,263
Amortization of financing fees	46,822	58,536
Write-down of marketable securities	15,409	57,663
Funds from operations	935,608	2,463,380
Change in non-cash operating working capital items		
Recovery of costs from sale of properties held for development and resale	8,964,211	7,221,355
Additions to properties held for development and resale	(11,617,003)	(12,566,452)
Receivables	75,844	5,927
Other assets	126,308	(71,984)
Purchasers' deposits	(42,373)	247,791
Income taxes payable	(716,000)	772,054
Accounts payable and accrued liabilities	(341,631)	500,803
	(2,615,036)	(1,427,126)
Cash flow from investing activities		
Recovery of book value from sale of rental properties	78,281	1,875,603
Issue of mortgages receivable	-	(48,290)
Repayment of mortgages receivable	41,467	815,928
Net (investment in) proceeds from marketable securities	(58,634)	94,989
	61,114	2,738,230
Cash flow from financing activities		
Proceeds from construction financing	6,601,261	2,992,028
Repayment of construction financing	(5,063,808)	-
Proceeds from rental property financing	-	1,188,805
Repayment of rental property financing	(294,941)	(3,583,424)
(Repayment of) proceeds from loans payable	(582,813)	36,095
Financing fees paid	-	(1,000)
	659,699	632,504
(Decrease) increase in cash	(1,894,223)	1,943,608
Cash and cash equivalents, beginning of year	2,331,960	388,352
Cash and cash equivalents, end of year	$ 437,737	$ 2,331,960

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

MARCH 31, 2004 and 2003

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements include the consolidated accounts of WINZEN Properties Inc. (formerly WINZEN International Inc.) ("the Company") and all its subsidiary companies, except WINZEN Land Corporation Limited (see note 4) and are prepared in conformity with Canadian generally accepted accounting principles ("GAAP") and are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC").

The Company has adopted a new CIPPREC standard that requires the use of funds from operations calculation, versus traditional cash flows from operations calculation. Funds from operations are defined as net income before certain items including non-cash tax expenses and amortization. As a result, this amount has been included as a separate line on the consolidated statement of cash flows.

All the subsidiary companies are wholly-owned, except for a minority interest consisting of 2,050 Class B preference shares of the outstanding capital stock of Winzen Real Estate Limited.

Revenue Recognition

Revenue from rental properties is recognized when the Company takes possession and has assumed the benefits and risk of ownership of the properties. Rental revenue includes rents, parking and other revenue.

Revenue from properties held for development and resale is recognized on the closing date of a sale, when all conditions of the purchase agreement have been met, the purchaser has taken possession and there is reasonable assurance to collect the outstanding amount.

Cash and Cash Equivalents

Included as cash equivalents are funds invested in money market mutual funds and redeemable Guaranteed Investment Certificates ("GIC's"). $279,480 of GIC's are being held as security for certain letters of credit issued to the Company.

Marketable Securities

Marketable securities, made up of investments in public company shares, are carried at the lower of cost and market value. As at March 31, 2004 and 2003 the cost of these investments exceeded their fair market values and accordingly these assets have been written down to market.

Rental Properties

Rental properties held for investment are carried at the lower of cost less accumulated amortization and net recoverable amount. Cost includes all amounts that relate to the acquisition and improvement of properties. A write-down to estimated net recoverable amount is recognized when a property's undiscounted future cash flow is less than its carried value. Projections of future cash flow take into account the specific business plan for each property and management's best estimate of the most probable set of economic conditions anticipated to prevail in the market. (Legal titles to certain rental properties are in the names of wholly-owned subsidiaries of the Company, acting as trustees.) Amortization is provided as follows:

Buildings	4% declining balance
Other capital assets	Various rates between 20% and 30% declining balance

Properties Held for Development and Resale

Properties held for development and resale are recorded at the lower of cost and net realizable value. Cost includes all direct development costs, property taxes, finance costs, applicable administration costs net of miscellaneous revenue earned during development.

Future Income Taxes

The Company has adopted the asset/liability method of accounting for future income taxes, whereby future income tax liabilities are determined by applying the enacted or substantially enacted income tax rate at the end of the year to temporary differences between the accounting and tax bases of the Company's assets and liabilities.

Equity in Joint Ventures

As a participant in joint ventures, the Company is jointly and severally liable for the liabilities of the joint ventures. However, the Company has recourse to all the assets of the joint ventures to the extent it is called upon for more than its proportionate interest. The Company does not account for its joint venture interest in Sonva Developments using the proportionate consolidation basis (see note 4).

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts from the prior year have been reclassified to conform to the current year's financial statement presentation.

Net Income Per Share

Basic net income per share has been calculated based on the weighted average number of common shares outstanding during the year. Fully diluted net income per share information has not been provided as the Company has no dilutive instruments outstanding for the years ended March 31, 2004 and 2003.

Future Accounting Policy Changes

The following future accounting policy changes may have an impact on the Company's consolidated financial statements, although the impact, if any, has not been determined at this time.

In March 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3110, "Asset Retirement Obligations", effective for financial statements issued for fiscal years beginning on or after January 1, 2004. Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. It is not expected that Section 3110 would have a material impact on the consolidated financial statements of the Company.

In June 2003, the CICA issued Accounting Guideline ("AcG") 15, "Consolidation of Variable Interest Entities" (AcG 15), which is effective for fiscal year 2005 and provides guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to those entities defined as Variable Interest Entities ("VIEs") and more commonly referred to as Special Purpose Entities ("SPEs"), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to relieve expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE's expected losses and/or expected residual returns. The impact of AcG 15 on the Company's consolidated financial statements, if any, has not been determined at this time.

In July 2003, the CICA issued handbook section 1100, "Generally Accepted Accounting Principles". The section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The Company will implement the new section prospectively beginning on January 1, 2004. Due to the prospective nature of this change, there is no impact on the Company's consolidated financial statements as of the implementation date; however, the standard will require the Company to record income arising from tenant leases and amortization on buildings on a straight-line basis.



2. RENTAL PROPERTIES

Net Book Value 2004	416 The Westway	837 Queenston Rd.	144 Kennedy Rd.	Other Properties	Total
Cost	$ 5,559,557	$ 3,738,065	$ 1,891,032	$ 1,075,287	$ 12,263,941
Accumulated amortization	(905,090)	(1,565,032)	(366,661)	(256,577)	(3,093,360)
	$ 4,654,467	$ 2,173,033	$ 1,524,371	$ 818,710	$ 9,170,581

2003					
Cost	$ 5,562,914	$ 3,734,350	$ 1,891,032	$ 1,184,687	$ 12,372,983
Accumulated amortization	(735,576)	(1,478,825)	(303,146)	(233,056)	(2,750,603)
	$ 4,827,338	$ 2,255,525	$ 1,587,886	$ 951,631	$ 9,622,380

Operating Results 2004					
Gross income	$ 1,142,047	$ 727,481	$ 437,170	$ 61,280	$ 2,367,978
Expenses					
Administrative	50,645	53,676	14,455	(539)	118,237
Utilities	258,606	185,827	23,392	-	467,825
Repairs and maintenance	90,107	59,949	180,779	1,218	332,053
Property taxes	196,655	126,323	76,335	513	399,826
Mortgage interest	277,919	144,641	121,897	38,776	583,233
	873,932	570,416	416,858	39,968	1,901,174
Operating income	$ 268,115	$ 157,065	$ 20,312	$ 21,312	$ 466,804

2003					
Gross income	$ 1,129,721	$ 719,376	$ 431,436	$ 156,267	$ 2,436,800
Expenses					
Administrative	47,335	49,019	15,544	$ 40,624	152,522
Utilities	251,247	153,949	26,124	$ 80	431,400
Repairs and maintenance	111,162	61,341	35,998	$ 38,943	247,444
Property taxes	203,055	119,653	43,022	$ 14,832	380,562
Mortgage interest	282,862	148,173	124,164	$ 54,258	609,457
	895,661	532,135	244,852	$ 148,737	1,821,385
Operating income	$ 234,060	$ 187,241	$ 186,584	$ 7,530	$ 615,415

3. PROPERTIES HELD FOR DEVELOPMENT AND RESALE

	2004	2003
Acquisition, development and construction costs relating to 37 units in Sheldon Point townhouse condominium located in Burlington, Ontario.	$ –	$ 4,858,573
Acquisition, development and construction costs related to three Manors of Everett residential lots and two single family homes located in Everett, Ontario.	194,119	573,470
Acquisition and development costs relating to Millcreek, the 73 townhouse condominium site in Cambridge, Ontario.	2,623,278	1,593,648
Acquisition and construction costs relating to remaining 29 single family home lots at Silver Brooke in Everett, Ontario.	965,485	327,638
Acquisition and construction costs relating to 69 single family home lots at Applewood Orchards in Burlington, Ontario.	7,026,820	203,746
Acquisition cost of the Company's 50% interest in a 95 acre farm in Colgan, Ontario.	257,094	–
Acquisition cost relating to the Company's 50% interest in two lots in its Vista Ridge Project.	63,039	–
	$ 11,129,835	$ 7,557,075

Legal title to certain properties are in the names of wholly-owned subsidiaries of the Company acting as bare trustees. During the year, $14,184 (2003 - $188,958) of interest has been capitalized in properties held for development and resale.



4. NON-CONSOLIDATED INVESTMENT IN VILLE DE LONGUEUIL PROPERTIES

The Company's subsidiary, WINZEN Land Corporation Limited, and the Company's interest in Sonva Developments (Joint Venture) have been excluded from consolidation and accounted for by the equity method. These entities, whose sole asset is an investment in land located in Ville de Longueuil, Quebec, have been excluded from consolidation in order to provide a more informative presentation.

Pursuant to the provisions of Bill 90, which became effective November 9, 1978, the government of Quebec declared certain lands in the province, which were previously zoned as residential be rezoned as agricultural. The Company has previously written down its value in this investment to its estimated net realizable value.

5. RECEIVABLES AND OTHER ASSETS

Receivables and other assets are comprised of the following:

	2004	2003
Purchase deposits	$ 3,000	$ 922,969
Mortgages receivable	30,000	71,467
Due from officers	360,000	360,000
Accounts receivable	74,888	150,732
Deferred finance charges	11,706	58,528
Prepaid expenses	120,782	247,089
	$ 600,376	$ 1,810,785

The mortgage receivable in the amount of $30,000 (2003 - $71,467) is secured by one townhouse unit located in Burlington, Ontario and bears interest at 8% per annum. Amounts due from officers are non-interest bearing with no set terms of repayment.

6. RENTAL PROPERTY FINANCING

	2004	2003
First mortgage bearing interest at 6.65% per annum, secured by 416 The Westway and maturing August 1, 2009.	$ 4,176,184	$ 4,269,436
First mortgage bearing interest at 6.4% per annum, secured by 837 Queenston Road in Stoney Creek, Ontario and maturing September 1, 2018.	2,263,328	2,320,533
First mortgage bearing interest at 8% per annum, secured by 144 Kennedy Road and maturing June 8, 2004.	1,534,626	1,564,348
First mortgage bearing interest at 3.75% per annum, secured by a condominium unit located in Burlington, Ontario.	–	41,913
Mortgage payable bearing interest at prime plus 2% per annum, secured by a second charge on a condominium located in Burlington, Ontario.	–	40,000
First mortgage bearing interest at 8% per annum, secured by the King Street property and maturing in July 2004.	257,801	282,503
First mortgage bearing interest at 6.5% per annum, secured by the Algie Avenue property and maturing in November 2006.	185,739	193,886
	$ 8,417,678	$ 8,712,619

Certain of these loans and mortgages are additionally secured by a guarantee provided by certain shareholders and officers of the Company.

The following annual payments of principal and interest are required over the next five years in respect of these loans:

	ANNUAL PAYMENTS	MATURITY AMOUNTS
2005	$ 650,008	$ 1,775,230
2006	596,064	–
2007	588,624	155,412
2008	573,744	–
2009	573,744	–
2010 and thereafter	2,075,165	4,528,206

The Company expects to renew all maturing debt under similar terms and conditions to those currently arranged.

7. CONSTRUCTION FINANCING

	2004	2003
Vendor take back mortgage on the Millcreek - Cambridge property bearing no interest in the first year, 6% in the second year.	$ –	$ 1,000,000
Vendor take back mortgage on the Silver Brooke - Everett property bearing no interest in the first year, 4% thereafter, requiring payments of interest only and maturing on January 20, 2007.	612,879	188,805
Bank construction loan (having a maximum of $4,260,000), bearing interest at prime plus 1% on the Sheldon Point property.	–	2,977,546
Bank construction loan (having a maximum of $450,000), bearing interest at prime plus 1.25% on the Everett property.	–	203,256
Bank construction loan (having a maximum of $500,000) bearing interest at prime plus 1% secured by a demand collateral mortgage on the Silver Brooke property.	98,831	–
Vendor take back mortgage on the Applewood Orchard property bearing no interest in the first year and interest at prime plus 2% in its second year and due December 11, 2005.	4,140,000	–
Vendor take back mortgage on the Vista Ridge property bearing no interest in the first year and 6% in the second year and due February 27, 2006.	55,350	–
First mortgage bearing interest at 8% on Millcreek property in Cambridge due January 1, 2005.	1,000,000	–
	$ 5,907,060	$ 4,369,607

The principal payments required under the terms of the construction financing loans are as follows:

2005	$ 1,098,831
2006	4,195,350
2007	612,879
	$ 5,907,060

The Company expects that loans pertaining to vendor take back mortgages will be repaid as lots are sold such to discharge the lots from the vendor.

8. BANK OPERATING LINES

The Company also has available bank operating lines (having a maximum of $600,000) bearing interest at prime plus 1%, secured by a second mortgage on certain rental properties, and a first charge on certain development properties, a general security agreement covering certain accounts receivable, a guarantee and postponement of claim, a general security agreement and an assignment of Builders All Risk Insurance covering certain properties held by the Company. A total of $204,075 of letters of credit have been secured by these bank operating lines.

9. SHARE CAPITAL

Authorized share capital is as follows:

20,000,000	Common shares
10,000,000	Class A Preference shares, with $10 par value
10,000,000	Class B Preference shares, with $50 par value

Issued and outstanding share capital is as follows:

Balance at March 31, 2002, 2003 and 2004	
Number of Common Shares	Value
9,644,100	$ 2,227,454

10. RELATED PARTY TRANSACTIONS

Included in general and administrative expenses is management compensation in the amount of $321,000 (2003 - $432,000) paid to a company controlled by officers of the Company. During the year, the Company also paid this related party $403,247 in return for this related party assuming loans payable by the Company of this same amount.

11. INCOME TAXES

The Company's effective income tax rate has been determined as follows:

	2004	2003
Income before income taxes	$ 877,859	$ 2,724,561
Combined basic Canadian Federal and Provincial income tax at 36.1% (2002 - 38.1%)	316,907	1,038,058
Increase (decrease) resulting from:		
Non-taxable portion of capital gain income	(9,479)	(341,531)
Large corporations tax	20,000	16,843
Reduction in statutory income tax rates	(24,879)	(44,274)
Other	3,451	(10,453)
	$ 306,000	$ 658,643

The future income tax liability as at March 31, 2004 and 2003 results from the difference between the accounting basis and the tax basis of the rental properties.



12. CONTINGENCIES

The Company and its subsidiaries are contingently liable under certain letters of guarantee aggregating $732,184 (2003 - $1,213,637) as at March 31, 2004.

Also, at March 31, 2004 there are approximately $13,803 (2003 - $19,588) of trust funds held in the Company's trust accounts for clients.

13. FINANCIAL INSTRUMENTS

Credit Risk

The Company is exposed to credit risk on the accounts and mortgages receivable. In order to reduce its credit risk, the Company has adopted credit policies which include the regular review of outstanding accounts receivable. The Company also uses property as security for its mortgages receivable. The Company does not have a significant exposure to any individual clients or customers.

Interest Rate Risk

The Company is exposed to interest rate risk with respect to its bank, construction and property financing (and to a lesser degree, with its mortgages receivable). The Company attempts to negotiate the best financing packages available at the time of renewal of these debts, which, in certain cases, results in terms of debt having a low interest rate with a short maturity date. Should interest rates increase significantly prior to the renewal date, the Company's operations would be negatively impacted by the increased payments required on these debts.

Fair Value

The carrying amount of accounts receivable, bank loans, accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items. The fair value of long-term debts is also fairly reflected by the book values because the majority of these debts have been recently refinanced and interest rates at which these debts could be currently refinanced are similar to those in place.

14. SUBSEQUENT EVENTS

Subsequent to the year end, the Company signed an agreement to purchase a forty-nine townhouse site in Brantford, Ontario, for a purchase price of $1,058,000 and closed this purchase on June 25, 2004. The Company also refinanced its Kennedy Road property with a new first mortgage of $2,000,000 at a floating rate of prime plus 1%.

Corporate Information

HEAD OFFICE

30 Algie Avenue, Etobicoke, Ontario M8Z 5J8 · Tel. 416 253 5900 · Fax 416 253 1102 · www.winzen.on.ca · winzen@winzen.on.ca

DIRECTORS

DANIEL SCANLAN*
Chairman of the Board
Arbor Memorial Services Inc.

MICHAEL SCANLAN
Vice President
Arbor Memorial Services Inc.

ROBERT WONG*
Vice Chairman
Leon Frazer & Associates Inc.

BRIAN ZENKOVICH, C.A.
Chief Executive Officer and Secretary
Winzen Properties Inc.

RAYMOND ZENKOVICH*
Chief Operating Officer
Winzen Properties Inc.

VICTOR ZENKOVICH
Chairman
Winzen Properties Inc.

* *Member of Audit Committee*

OFFICERS

VICTOR ZENKOVICH
Chairman
Winzen Properties Inc.

RAYMOND ZENKOVICH
Chief Operating Officer
Winzen Properties Inc.

BRIAN ZENKOVICH, C.A.
Chief Executive Officer and Secretary
Winzen Properties Inc.

SOLICITORS & REGISTERED OFFICE

GLEN HARDER
Harder & Harder, A Law Corporation
1800–999 West Hastings St.
Vancouver, British Columbia V6C 2W2

AUDITORS

MOORE STEPHENS COOPER MOLYNEUX LLP
8th Floor, 701 Evans Ave.
Etobicoke, Ontario M9C 1A3

REGISTRAR & TRANSFER AGENT

COMPUTERSHARE INVESTOR SERVICES INC.
Corporate Services Division
510 Burrard St.
Vancouver, British Columbia V6C 3B9

SHARES LISTED

The TSX Venture Exchange (TSX)
Symbol: WZI

AUTHORIZED CAPITAL

20,000,000 Common Shares
10,000,000 Class A Preference with $10 par value
10,000,000 Class B Preference with $50 par value

ISSUED CAPITAL

9,644,100 Common Shares (March 2004)

Notice of the Annual General Meeting
The Annual General Meeting of the Shareholders will be held at 10:00 a.m., Thursday, September 16, 2004 at:
the Winzen Properties Inc. head office, 30 Algie Av., Etobicoke, Ontario M8Z 5J8

WINZEN PROPERTIES INC.

30 Algie Avenue, Etobicoke, Ontario M8Z 5J8

www.winzen.on.ca